希慎興業有限公司
Hysan Development Company Limited



The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/HYSAN/USSEC/L186-06cc
Your Ref :

9 August 2006

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

BY AIR MAIL



Dear Sirs

Hysan Development Company Limited (the "Company")
Exemption No. 82-1617

Pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"), we furnish herewith a copy of the Company's 2006 Interim Results Announcement which was published in the Hong Kong newspapers on 9 August 2006 for your kind attention.

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Encl.


Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)
(Stock Code: 00014)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

Highlights

- **Group turnover up 1.2%**
- **Profit excluding asset value changes up 17.6%**
- **Positive office rental reversions translated into earnings growth**
- **Outlook remains positive with steady rental growth expected across commercial and residential sectors**

RESULTS

	Six months ended 30 June 2006 HK$M	30 June 2005 HK$M	Change (%)
Turnover – Overall	620	613	1.2
– Excluding Entertainment Building[1]	620	575	7.9
Profit attributable to shareholders	1,519	2,562	(40.7)
Underlying profit attributable to shareholders[2]	620	364	70.3
Profit excluding asset value changes[3]	428	364	17.6
	HK cents	*HK cents*	
Earnings per share, based on:			
Underlying profit attributable to shareholders[2]	58.8	34.7	69.5
Profit excluding asset value changes[3]	40.7	34.7	17.3
	At 30 June 2006 HK$M	At 31 December 2005 HK$M	
Shareholders' funds	25,830	24,667	4.7
Adjusted shareholders' funds[4]	28,482	27,134	5.0
	HK$	HK$	
Net assets value per share	24.49	23.42	4.6
Adjusted net assets value per share[4]	27.01	25.76	4.9

In preparing the Group's 2006 interim financial statements under the Hong Kong Financial Reporting Standards, the fair value model for investment properties has been adopted. Accordingly such properties were recorded at their fair values, as determined by an in-house professional valuer and endorsed by an independent professional valuer (2005 year-end: at fair value determined by an independent professional valuer). Fair value changes on investment properties and related deferred tax were recognised through profit and loss. Revaluation changes on owner-occupied properties and related deferred tax arising thereon were taken to equity. Deferred tax on fair value gains has to be provided for despite no capital gains tax liability will be crystallised on disposal of those properties at the value included in the financial statements. In light of the above, management has presented other indicators for assessing the performance of the Group: (i) "Underlying profit attributable to shareholders", effectively arrived at by adjusting for the unrealised fair value changes on investment properties and the related deferred tax on the profit figure. On the same basis, cumulative deferred tax provided on the fair value gains on investment and owner-occupied properties have been added back to the shareholders' funds when computing "Adjusted shareholders' funds" and "Adjusted net assets value per share", (ii) "Profit excluding asset value changes" was arrived at after further adjusting "Underlying profit attributable to shareholders" for aggregate of realised gain/loss on disposal of investment properties and available-for-sale investments, impairment, reversal and recovery.

1. *Entertainment Building was disposed of at 2005 year-end.*
2. *Excluded HK$870 million unrealised fair value gains on the investment property portfolio net of deferred tax and minority interests, and HK$29 million on unrealised fair value gains included in an associate.*
3. *Asset value changes comprised recognition of a recovery item and realised gains on available-for-sale investments totalling HK$192 million.*
4. *Adjusted for HK$2,652 million being the cumulative deferred tax provided on the fair value gains on the investment and owner-occupied properties attributable to shareholders as at 30 June 2006.*

CHAIRMAN'S STATEMENT

Overview

Global as well as local economic conditions remained broadly favourable, despite more subdued sentiment as a result of higher interest rates and increased oil prices. Against this background, the local investment property sector generally performed well.

Results

For the six months ended 30 June 2006, the Group's turnover was HK$620 million, up 1.2%. Excluding the contribution of Entertainment Building which was disposed of at the end of last year, turnover increased by 7.9%. This was attributable to stable rental growth achieved across the three sectors (Office: 6.6%; Retail: 9.2%; Residential: 10.2%).

Profit excluding asset value changes was HK$428 million, up 17.6% from last year (2005: HK$364 million). This reflected reduced finance charges attributable to lower debt level following the disposal of Entertainment Building, and gains on financial instruments recorded under applicable accounting standards.

As at 30 June 2006, the Group's investment properties were valued at HK$30,972 million (31 December 2005: HK$29,815 million). Adjusted shareholders' funds stood at HK$28,482 million (31 December 2005: HK$27,134 million), and adjusted net assets value per share was HK$27.01 (31 December 2005: HK$25.76).

Dividends

Your Directors have declared an interim dividend of HK10.0 cents per share (2005: HK10.0 cents). The dividend will be payable in cash with a scrip dividend alternative.

Group's medium-term projections of interest rates, an appropriate hedging strategy would be adopted to manage the exposure.

The Group aims to have minimal mismatches in currency and does not speculate in currency movements. With the exception of the US$200 million 10-year notes, which have been hedged by appropriate hedging instruments, all of the Group's other borrowings were denominated in Hong Kong Dollars. Other foreign exchange exposure relates to the investments in overseas projects in Singapore and Shanghai. These foreign exchange exposures as at 30 June 2006 amounted to the equivalent of HK$1,216 million or 3.6% of the Group's total assets.

Financial ratios – Net interest coverage ratio (defined as gross profit less administrative expenses before depreciation divided by net interest expenses) was 6.9 times as at 30 June 2006 (31 December 2005: 4.6 times).

Net gearing (defined as gross debt less cash and cash equivalents and marketable securities at period-end market value, divided by adjusted shareholders' funds) as at 30 June 2006 was 5.1% (31 December 2005: 6.4%).

Credit ratings as at 30 June 2006 remained unchanged, being Baa1 from Moody's and BBB from Standard and Poor's.

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2006

	NOTES	Six months ended 30.6.2006 HK$'000 (unaudited)	30.6.2005 HK$'000 (unaudited)
Turnover	4	620,239	612,654
Property expenses		(111,005)	(106,405)
Gross profit		509,234	506,249
Other income		117,174	20,662
Administrative expenses		(52,087)	(45,000)
Fair value changes on investment properties		1,130,365	2,799,389
Fair value changes on financial instruments		70,336	23,405
Net realised gain on disposal of available-for-sale investments		104,276	–
Share of results of associates		51,554	19,886
Finance costs	5	(81,735)	(90,678)
Profit before taxation		1,849,117	3,233,913
Taxation	6	(246,147)	(502,229)
Profit for the period	7	1,602,970	2,731,684
Attributable to:			
Equity holders of the parent		1,519,389	2,562,160
Minority interests		83,581	169,524
		1,602,970	2,731,684
Dividends	8	105,506	105,224
		HK cents	HK cents
Earnings per share	9		
Basic		144.23	243.96
Diluted		144.11	243.83

CONDENSED CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2006

	30.6.2006 HK$'000 (unaudited)	31.12.2005 HK$'000 (audited)
Non-current assets		
Property, plant and equipment	69,509	69,477
Prepaid lease payments	123,015	123,096
Investment properties	30,972,030	29,815,430
Interests in associates	556,279	504,645
Available-for-sale investments	1,236,240	1,256,100
Derivative financial instruments	2,075	32,004
Staff housing loans, secured – due after one year	1,507	1,825
Other receivables, prepayments and deposits	28,331	27,724
	32,988,986	31,830,301
Current assets		
Staff housing loans, secured – due within one year	213	422
Other receivables, prepayments and deposits	75,897	97,125
Accounts receivable	8,557	4,726
Derivative financial instruments	54,660	14,195
Amount due from an associate	642,338	642,596
Time deposits	296,075	1,401,230
Cash and bank balances	4,238	284

6. TAXATION

	Six months ended 30.6.2006 HK$'000	30.6.2005 HK$'000
Current tax	40,456	38,615
Deferred tax		
– Changes in fair value of investment properties	197,243	489,794
– Other temporary differences	8,448	(26,180)
	205,691	463,614
	246,147	502,229

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for both periods.

7. PROFIT FOR THE PERIOD

	Six months ended 30.6.2006 HK$'000	30.6.2005 HK$'000
Profit for the period has been arrived at after charging (crediting):		
Staff costs	68,104	60,553
Retirement benefits scheme contributions	2,581	2,561
Forfeited contributions	(1,573)	(1,885)
	69,112	61,229
Depreciation of property, plant and equipment	3,345	3,489
Gross rental income from investment properties	(620,034)	(612,452)
Less: Direct operating expenses that generated rental income	108,953	105,659
Direct operating expenses that did not generate rental income	2,052	746
	(509,029)	(506,047)
Dividends from listed available-for-sale investments	(19,201)	(18,861)
Interest income	(10,123)	(1,126)
Recovery of a loan to an associate	(87,043)	–
Share of tax of an associate (included in share of results of associates)	27,947	10,573
Write off property, plant and equipment	463	3

8. DIVIDENDS

	Six months ended 30.6.2006 HK$'000	30.6.2005 HK$'000
Interim dividend – HK10 cents per share (2005: HK10 cents)	105,461	105,224
Additional prior year's dividend paid on exercise of share option subsequent to 31 December 2005	45	–
	105,506	105,224

During the period, a dividend of HK35 cents (2004: HK30 cents) per share, which included scrip dividend alternatives offered to shareholders, was paid to shareholders as the final dividend for 2005. The scrip dividend alternatives were accepted by the shareholders as follows:

	HK$'000
Dividends:	
Cash	340,330
Share alternative	28,311
	368,641

9. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following data:

	Six months ended 30.6.2006 HK$'000	30.6.2005 HK$'000
Earnings for the purposes of basic and diluted earnings per share (profit for the period attributable to equity holders of the parent)	1,519,389	2,562,160

	Six months ended 30.6.2006 '000	30.6.2005 '000
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,053,472	1,050,228
Effect of dilutive potential ordinary shares:		
Share options	863	556
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,054,335	1,050,784

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the average market price per share.

rates, oil prices, and political developments on economic growth ... therefore expected to remain stable for the rest of the year.

The Hong Kong investment property market should continue to be satisfactory, benefiting our commercial and residential sectors with steady rental growth.

Peter T.C. Lee
Chairman
Hong Kong, 8 August 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overall Operations Review

Turnover – The three leasing sectors *continued to enjoy growth in rental* income in the first half of 2006 although the rates were more moderate. Revenue growth in the rest of our investment property portfolio has more than offset the rental income shortfall from the disposal of Entertainment Building at the end of 2005. As a result, the Group's turnover increased by 1.2% to HK$620 million (2005: HK$613 million), while turnover excluding the contribution of Entertainment Building increased by 7.9% (2005: HK$575 million).

Office sector – Positive rental *reversion, which began in the second half* of 2005, has benefited the sector for leases renewed during the review period. The reversion has brought about a 6.6% increase in office revenue, to HK$242 million, when the contribution from Entertainment Building was excluded. Reflecting the effect of such disposal, overall office sector revenue, however, decreased slightly by 2.1%.

Retail sector – Local consumer confidence and tourist arrivals remained the key drivers of *the rental growth* in the retail sector. The Group's retail space was virtually fully let with stable increase in rental rate for new leases and renewals. Overall retail sector revenue increased 1.2%; and when Entertainment Building was excluded, retail revenue increased 9.2% to HK$250 million.

Residential sector – There was sustained demand for luxury residential property on the back of the steady arrival of expatriates with more flexible housing budgets. Both rental rate and occupancy have improved from the corresponding period in 2005, resulting in an increase of 10.2% in rental income.

Property expenses – The property expenses to turnover ratio remained broadly the same as *last year. Total property expenses* increased by HK$5 million (4.3%) to HK$111 million (2005: HK$106 million; HK$100 million excluding Entertainment Building), due to increases in electricity tariff and higher direct costs such as agency fees and refurbishment.

Other income – *The increase* of HK$96 million was mainly attributable to recognition of a recovery item and additional interest income on higher deposit levels from proceeds for the sale of Entertainment Building.

***Administrative expenses** increased* by HK$7 million (15.7%) to HK$52 million (2005: HK$45 million) principally due to the increase in staff costs for human resources upskilling and pay rise in line with the market, higher share option costs following the adoption of new accounting standards from 2005 and timing differences in other administrative expenses.

Fair value changes on investment properties – As at 30 June 2006, the investment properties of the Group were revalued at HK$30,972 million (31 December 2005: HK$29,815 million) by an *in-house professional valuer.* This valuation has been reviewed and endorsed by Knight Frank Petty Limited, an independent professional valuer. Excluding additions and disposals, fair value gains on investment properties of HK$1,130 million (up 3.8%) were recognised to the consolidated income statement during the period (the Group's share after minority interests was HK$1,054 million).

Fair value changes on financial instruments – The Group enters into hedging arrangements from time to time to hedge volatilities and pricing risks of its treasury assets and liabilities. The HK$70 million recognised in the consolidated income statement mainly represented *the* aggregate of the mark-to-market fair value movements of these financial instruments.

Net realised gains on disposal of available-for-sale investments, being the net realised gains arising from the disposal of certain available-for-sale investments during the period, amounted to HK$104 million. The remaining available-for-sale investment portfolio will continue to be held as the Group's long-term investment.

Share of results of associates increased by HK$32 million (160%) and was mainly attributable to fair value gain on properties at Shanghai Grand Gateway where the Group has an effective interest of 23.7%. Leasing activities for Phase 1 and Phase 2 (except for the luxury residential tower currently under construction) continued to perform well.

Finance costs – The decrease of HK$9 million (9.9%) to HK$82 million (2005: HK$91 million) was mainly attributable to the lower debt level. The Group's weighted average borrowing costs for the period was 4.85%, up from 3.05% in the first half of 2005 and 3.60% for 2005 full year.

Taxation – The movement in taxation was broadly in line with the movement in the profit before taxation.

Contingent liabilities – Since the publication of the Group's 2005 Annual Report in March 2006, S$18.6 million in respect of an undertaking to a bank for facility granted to a Singapore joint venture property project has been released.

Capital expenditure – The Group is committed to enhancing the asset value of its investment property portfolio. Expenditure on refurbishment, renovation and additions to investment properties amounted to HK$33 million during the period.

The Group considers that there are sufficient financial resources to fund the level of planned capital expenditure *including the Hennessy Centre* redevelopment project which will commence in the fourth quarter of 2006 with expected completion by the end of 2009. These financial resources are funds generated from operating activities, liquid treasury assets, access to the debt capital market through Medium Term Note Programme and availability of undrawn committed banking facilities.

Financial management – The key objective of the Group's financial management is to maintain prudent liquidity and manage financial risks. This is achieved by way of an even spread of debt maturity to minimise funding and refinancing risks; diversified funding sources; and minimising interest rate and foreign exchange exposures.

Liquidity – As at 30 June 2006, the Group's total gross debt level stood at HK$3,044 million, a decrease of HK$1,331 million from the balance at 31 December 2005 (2005: HK$4,375 million).

The Group's average debt *maturity was about 5.5 years* (repayable within one to five years: HK$1,270 million, over five years: HK$1,774 million). Following the disposal of Entertainment Building at the end of 2005, certain bank loans have been repaid during the period by applying the sales proceeds thereon. As at 30 June 2006, bank loans accounted for approximately 24% of the Group's total gross borrowing with the remaining 76% from capital market financing. The ratio of fixed rate borrowing was approximately 52% of the total gross borrowing as at the period end.

All of the Group's debts are unsecured and on a committed basis. To maintain sufficient liquidity for the Group's operations, undrawn committed facilities of HK$3.6 billion were maintained as at 30 June 2006 (31 December 2005: HK$3.6 billion).

Risk management – Interest expenses account for a significant proportion of the Group's total expenses. Therefore, the Group monitors its interest rate exposure closely. Depending on the

Derivative financial instruments	[illegible]	[illegible]
Accounts payable and accruals	236,281	216,230
Rental deposits from tenants	122,147	121,604
Amounts due to minority shareholders	327,256	–
Advances from investees	54,068	54,068
Taxation payable	204,217	198,139
Unclaimed dividends	1,900	1,128
	957,926	655,226
Net current assets	124,052	1,505,352
Total assets less current liabilities	33,113,038	33,335,653
Non-current liabilities		
Derivative financial instruments	89,010	39,802
Amounts due to minority shareholders	–	327,256
Long term bank loans – due after one year	720,000	2,056,500
Floating rate notes	548,500	548,213
Fixed rate notes	1,449,623	1,499,591
Zero coupon notes	184,667	196,219
Rental deposits from tenants	163,434	135,009
Deferred taxation	3,085,542	2,879,451
	6,240,776	7,682,041
Net assets	26,872,262	25,653,612
Capital and reserves		
Share capital	5,273,031	5,266,304
Reserves	20,557,047	19,400,992
Equity attributable to equity holders of the parent	25,830,078	24,667,296
Minority interests	1,042,184	986,316
	26,872,262	25,653,612

NOTES

1. **INDEPENDENT REVIEW**
The interim results for the six months ended 30 June 2006 are unaudited, but have been reviewed *in accordance* with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), by Deloitte Touche Tohmatsu, whose independent review report is included in the interim report to be sent to shareholders. The interim results have also been reviewed by the Group's Audit Committee.

2. ***BASIS OF PREPARATION***
The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the *HKICPA*.

3. **PRINCIPAL ACCOUNTING POLICIES**
The condensed financial statements have been prepared under the historical cost basis except for certain properties and *financial instruments, which are measured at revalued* amounts or fair values, as appropriate.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2005.

In the current interim period, the Group has applied, for the first time, a number of new standards, amendments and interpretations issued by the HKICPA, which are effective for accounting periods beginning on or after 1 December 2005 or 1 January 2006 respectively. The adoption of the new *standards, amendments and interpretations* had no material effect on how the results for the current and/or prior accounting periods are prepared and presented. Accordingly, no prior period adjustment has been required.

Potential impact arising from the recently issued Accounting Standards
The Group has not early applied the following new standards, *amendments and interpretations that have* been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on the financial statements of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 *Financial Reporting in Hyperinflationary Economies*[2]
HK(IFRIC) – INT 8	Scope of HKFRS 2[3]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives[4]

[1] Effective for *accounting periods beginning on* or after 1 January 2007.
[2] Effective for accounting periods beginning on or after 1 March 2006.
[3] Effective for accounting periods beginning on or after 1 May 2006.
[4] Effective for accounting periods beginning on or after 1 June 2006.

4. **TURNOVER**

	Six months ended 30.6.2006 *HK$'000*	Six months ended 30.6.2005 *HK$'000*
Turnover comprises:		
Gross rental income from properties	620,034	612,452
Management fee and security service income	205	202
	620,239	612,654

Income from property sales of HK$800,000 and the corresponding cost of property sales of HK$600,000 for the six months *ended 30 June 2005 have been reclassified* as fair value changes on investment properties.

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

5. **FINANCE COSTS**

	Six months ended 30.6.2006 *HK$'000*	Six months ended 30.6.2005 *HK$'000*
Interest on		
– bank loans, overdrafts and other loans:		
wholly repayable within five years	19,824	17,391
not repayable within five years	–	13,714
– floating rate notes	12,709	5,009
– fixed rate notes	54,360	54,417
	86,893	90,531
Net interest (received) paid on derivative financial instruments *(Note)*:		
– due within five years	(10,129)	11,238
– due after five years	(6,117)	(22,251)
	70,647	79,518
Amortisation *of discount on zero coupon notes*	5,370	4,080
Bank charges	3,640	3,707
Others	2,078	3,373
	81,735	90,678

Note: Fair value changes excluded accrued interest in derivative financial instruments for the period.

... should also be adjusted in arriving at "Profit excluding *asset value changes attributable to the equity* holders of the parent". The difference between the underlying profit, profit excluding asset value changes and profit attributable to equity holders of the parent as shown in the condensed consolidated income statement for the period is reconciled as follows:

	Six months ended 30.6.2006 *HK$'000*	Earnings per share (Basic) *HK cents*
Profit attributable to equity holders of the parent as shown in the condensed consolidated income statement	1,519,389	144.23
Gains arising from fair value changes of *investment* properties	(1,130,365)	
Increase in deferred taxation in relation to fair value gains of investment properties	197,243	
Gain arising from fair value changes of *investment* properties net of related deferred taxation attributable to minority interests	62,472	
Gain arising from fair value changes of investment properties net of related deferred taxation from an associate	(29,156)	
Underlying profit attributable to equity holders of the parent	619,583	58.81
Recovery of a loan to an associate	(87,043)	
Net realised gain on disposal of available-for-sale investments	(104,276)	
Profit excluding asset value changes attributable to equity holders of the parent	428,264	40.65

	Six months ended 30.6.2005 *HK$'000*	Earnings per share (Basic) *HK cents*
Profit attributable to equity holders of the parent as shown in the condensed consolidated income statement	2,562,160	243.96
Gains arising from fair value changes of investment properties	(2,799,189)	
Increase in deferred taxation in relation to fair value gains of investment properties	453,394	
Gain arising from fair value changes of investment properties net of related deferred taxation attributable to minority interests	148,345	
Underlying profit attributable to equity holders of the parent	364,710	34.73

ADDITIONAL INFORMATION

Corporate Governance

The Board of Directors and management of the Company are committed to maintaining *high* standards of corporate governance. The Board has adopted a Statement of Corporate Governance Policy which gives guidance on how corporate governance principles are applied to the Company. In addition to complying with applicable statutory requirements, the Board *aims to* continually review and enhance corporate governance practices in the light of local and international best practices.

The Company has complied with all code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the review period, except that its Emoluments Review Committee (established since 1987) has the responsibility to determine *executive Director compensation. Such terms of reference* are considered appropriate in the light of the current organisation structure and business activities of the Group.

Compliance of the Model Code for Securities Transactions *by Directors of Listed* Issuers

The Company has adopted the Model Code for Securities Transactions by Directors of Listed *Issuers (the "Model Code") set out in Appendix* 10 to the Listing Rules as its own code of conduct regarding Directors' securities transactions. All Directors have confirmed, following specific enquiry by the Company, that they complied with the required standards set out in *the Model Code throughout the review period.*

Purchases, Sale or Redemption of the Company's Listed Securities

During the review period, neither the Company nor its subsidiaries had purchased, sold or redeemed any of the Company's *listed securities.*

Human Resources Practices

The Group aims to attract, retain and motivate high calibre individuals committed to attaining our objectives. The Group's human resources practices are aligned with our corporate objective so as to maximise shareholder value and achieve growth.

As at 30 June 2006, the total number of employees was 500, and there have been no material changes in respect of the employee remuneration, remuneration policies and staff development as disclosed in Annual Report 2005.

Scrip Dividend Arrangement

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Tuesday, 5 September 2006. The scrip dividend alternative is *conditional upon the granting* by the Listing Committee of The Stock Exchange of Hong Kong Limited ("Stock Exchange") of the listing of and permission to deal in the new shares to be issued pursuant thereto.

Closure of Register of Members

The share register will be closed from Friday, 25 August 2006 to Tuesday, 29 August 2006, both dates inclusive. In order to qualify for the proposed interim dividend, all transfer *documents* accompanied by the relevant share certificates, must be lodged with the Company's Registrars not later than 4:00 p.m. on Thursday, 24 August 2006. The interim dividend will be paid on or about Tuesday, 3 October 2006.

By Order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 8 August 2006

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors) Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

The 2006 Interim Report containing all the information required by the Listing Rules will be despatched to shareholders and made available on the websites of the Company (www.hysan.com.hk) and the Stock Exchange on or about 5 September 2006.